EXHIBIT 99.1

RADA Electronic Industries Signed Agreement to Sell Its Chinese Subsidiary

Press Release
Source: RADA Electronic Industries Ltd.
On Tuesday February 15, 2011, 9:00 am EST

NETANYA, Israel, Feb. 15, 2011 (GLOBE NEWSWIRE) -- RADA Electronic Industries Ltd. (Nasdaq:RADA - News) has announced today that its fully owned subsidiary, RADA Electronic Industries Inc., has signed an agreement, with a Beijing based company, to sell RADA Electronic Industries Inc. ownership interest in its Chinese subsidiary, Beijing HuaRai Aircraft Components Maintenance and Services Co., Ltd ("CACS"), in consideration for RMB 20,500,000 (approximately US$ 3,125,000).

The transaction, which is subject to the withdrawal of RADA Inc.'s local partner, Tianzhu Forest Development Co., from CACS and the receipt of certain approvals from the Chinese authorities, is expected to be completed during 2011.

About RADA

RADA Electronic Industries Ltd. is an Israel based defense electronics contractor. The Company specializes in the development, production and sales of Data Recording and Management Systems (Digital Video & Data recorders, Ground Debriefing Stations, Head-Up Display Cameras), Inertial Navigation Systems for air and land applications, Avionics Solutions (Aircraft Upgrades, Avionics for UAVs, Stores Management Systems, Mission & Interface Computers) and Radar Sensors for Force Protection Systems.

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:

RADA Electronic Industries Ltd.
Shiri Lazarovich, CFO
+972-9-892-1111

CCG Israel
Investor Relations Contact
Ehud Helft
Porat Saar
+1 646 233 2161
Rada@ccgisrael.com